SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  FORM 10-QSB/A

                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


     For the quarterly period ended:                 Commission File No.:
          September 30, 1997                              000-28198

                             ----------------------

                  CONVERSION TECHNOLOGIES INTERNATIONAL, INC.
       (Exact name of Small Business Issuer as specified in its charter)

     Delaware                                             13-3754366
     (State  or  other  jurisdiction  of             (I.R.S. Employer
     incorporation or organization)                   I.D. Number)

                        3452 Lake Lynda Drive, Suite 280
                             Orlando, Florida 32817
                    (Address of principal executive offices)

                                 (407) 207-5900
                (Issuer's telephone number, including area code)

                           -------------------------

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes X        No
                            -----       -----

Indicate the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of October 20, 1997, the Issuer had outstanding 5,539,745 shares of Common Stock, 414,500 shares of Series A Convertible Preferred Stock, 4,639,550 Redeemable Class A Warrants and 3,527,050 Redeemable Class B Warrants.

                 Transactional Small Business Disclosure Format

                         Yes          No  X
                            -----       -----



                                Explanatory Note

Conversion Technologies International, Inc. (the "Company") hereby amends Item 1 of Part 1 of its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997 (the "Form 10-QSB"), which was filed with the Securities and Exchange Commission on October 24, 1997, by deleting Item 1 of Part 1 of the Form 10Q-SB and replacing Item 1 of Part 1 with the information set forth herein. The Company also hereby amends Exhibit 11 to the Form 10-QSB by replacing Exhibit 11 with the information contained in the Exhibit 11 attached hereto.





                                Table of Contents
                                -----------------



                                                                     Page
                                                                      No.
                                                                     ----

Part I - Financial Information

  Consolidated Balance Sheets of Conversion Technologies
     International, Inc. and Subsidiaries as of September
     30, 1997 and June 30, 1997....................................    3

  Consolidated Statements of Operations of Conversion Technologies
     International, Inc. and Subsidiaries for the three month
     periods ended September 30, 1997 and 1996.....................    4

  Consolidated Statements of Cash Flows of Conversion Technologies
     International, Inc. and Subsidiaries for the three month
     periods ended September 30, 1997 and 1996.....................    5

  Notes to Consolidated Financial Statements.......................    6

                  Conversion Technologies International, Inc.
                                and Subsidiaries
                          Consolidated Balance Sheets
                                                    September 30,     June 30,
                                                        1997            1997
                                                    -------------    -----------
                                                    (Unaudited)
                    Assets
Cash and cash equivalents                           $   637,506      $   325,092
Accounts receivable, less allowance for
  doubtful accounts of $18,000 at September
  30, 1997 and June 30, 1997                            212,319          146,225
Inventories                                             627,539          521,060
Prepaid expenses and other current assets               161,409          188,525
                                                     -----------     -----------
Total current assets                                  1,638,773        1,180,902

Property, plant and equipment:
  Land                                                   75,000           75,000
   Building and improvements                          1,578,293        1,578,293
   Machinery and equipment                            6,798,419        6,713,599
   Construction in progress                              29,500           29,500
                                                     -----------     -----------
                                                      8,481,212        8,396,392
   Less accumulated depreciation                     (1,654,274)     (1,456,610)
                                                     -----------     -----------
                                                      6,826,938        6,939,782

Deferred finance charges, less accumulated
  amortization of $79,483 and $135,786
  at September 30, 1997 and June 30, 1997
  respectively                                          106,821          443,829
Other noncurrent assets                                  10,191            3,100
Restricted assets
  Project fund                                                               158
  Debt service reserve funds                            454,924          869,153
                                                     -----------     -----------
                                                    $ 9,037,647      $ 9,436,924
                                                     ===========     ===========

 Liabilities and stockholders' equity (deficiency)

Accounts payable                                    $ 1,377,967      $ 1,711,212
Deferred revenue                                        439,948          491,944
Reserve for disposal                                    651,550          713,100
Accrued expenses                                        873,350          858,447
Investment tax credit payable                           235,000          235,000
Current portion of capital lease obligations             35,098           35,495
Current portion of long-term debt                       673,487          530,258
                                                     -----------     -----------
Total current liabilities                             4,286,400        4,575,456

Capital lease obligations, less current portion          33,265           39,414
Long-term debt, less current portion                  2,613,539       10,784,343

Stockholders' equity (deficiency):
   Series A Convertible  Preferred Stock,
   $.001 par value,  authorized 880,000
   shares, issued and outstanding 414,500
   shares at September 30, 1997                             415
   Common Stock,  $.00025 par value,  authorized
   25,000,000 shares,  issued and outstanding
   5,539,745 shares at September 30, 1997 and June
   30, 1997                                               1,385            1,385
   Additional paid-in capital                        27,688,234       24,186,932
   Unearned stock compensation                          (58,185)       (116,369)
   Accumulated deficit                              (25,527,406)    (30,034,237)
                                                     -----------     -----------

Total stockholders' equity (deficiency)               2,104,443      (5,962,289)
                                                     -----------     -----------
                                                    $ 9,037,647      $ 9,436,924
                                                     ===========     ===========
See Accompanying Notes

                Conversion Technologies International, Inc.
                              and Subsidiaries

                   Consolidated Statements of Operations

                                (Unaudited)

                                               For the three months ended
                                                     September 30,
                                                 1997             1996
                                            ---------------- ----------------
Revenue                                      $      325,142   $      344,273

Cost of goods sold                                  685,776        1,206,908
                                            ---------------- ----------------

Gross loss on sales                                (360,634)        (862,635)

Selling, general and administrative                 685,562          557,379
                                            ---------------- ----------------

Loss from operations                             (1,046,196)      (1,420,014)

Interest expense, net                               308,991          230,771
                                            ---------------- ----------------

Loss before extraordinary item                   (1,355,187)      (1,650,785)

Extraordinary item - Gain on
  debt retirement                                 5,862,018
                                            ---------------- ----------------

Net income (loss)                                4,506,831       (1,650,785)

Discount on issuance of Series A
  Convertible Preferred Stock                   (1,573,500)
                                            ---------------- ----------------

Net income attributable to common
  shareholders                             $      2,933,331 $   (1,650,785)
                                           ================ ================

Loss per common share before
  extraordinary item                        $      (0.60)    $        (0.35)
                                            ================ ================

Net income (loss) per common share          $       0.60     $        (0.35)

See Accompanying Notes.


             Conversion Technologies International, Inc.
                           and Subsidiaries

                Consolidated Statements of Cash Flows

                             (Unaudited)


                                                For the three months
                                                       ended
                                                   September 30,
                                                 1997          1996
                                              ------------  ------------
Operating activities
Loss before extraordinary item                 $(1,355,187) $(1,650,785)
Adjustments to reconcile loss to net cash
  provided by
  (used in) operating activities:                  197,644      339,821
  Depreciation expense                              11,302       13,628
  Amortization of deferred financing costs
  Accrued interest income on marketable
   securities                                                  (26,718)
   Stock compensation expense                       58,184
   Changes is operating assets and liabilities:
     Increase in accounts receivable               (66,094)     (39,463)
     Increase in inventories                      (106,479)     (86,945)
     Decrease (increase) in other current
     assets                                         27,116     (116,225)
     Increase in other noncurrent assets            (7,091)     (59,723)
     Increase(decrease)in deferred revenue         (51,996)       10,073
     Decrease in accounts payable, reserve
     for disposal and other accrued expenses      (379,892)    (327,749)
                                                -----------  -----------
Net cash used in operating activities           (1,672,473)  (1,944,086)

Investing activities
Issuance of notes receivable                                   (250,000)
Capital expenditures                               (84,820)    (706,569)
                                                -----------  -----------
Net cash used in investing activities              (84,820)    (956,569)

Financing activities
Decrease in deferred finance charges                 1,750
Issuance of notes payable                          500,000
Issuance of long-term debt                                        8,282
Payment of notes payable                          (500,000)
Decrease in restricted assets                      220,361       56,686
Principal payments on long-term debt            (1,647,575)    (112,751)
Principal payments under capital lease
  obligations                                       (6,546)     (39,939)
Issuance of Series A Preferred Stock             3,501,717
                                                -----------  -----------
Net cash provided by (used in) financing
activities                                       2,069,707      (87,722)
                                                -----------  -----------

Increase (decrease) in cash and cash
equivalents                                       312,414    (2,988,377)
Cash and cash equivalents at beginning of
  period                                          325,092     4,539,464
                                              ------------  -----------
Cash and cash equivalents at end of period    $   637,506    $1,551,087
                                              ============ ============

Supplemental disclosure of cash flow
  information
Interest paid                                 $   270,323   $   470,765
                                              ============ ============

See Accompanying Notes.

                   Conversion Technologies International, Inc.
                                and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 30, 1997

                                  (Unaudited)

1.   Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented have been included. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended June 30, 1997 included in the Company's annual report on Form 10-KSB.

2.   Inventories

Inventories are valued at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method.

Inventories consisted of the following:

                                       September 30, 1997  June 30, 1997
                                       ------------------  -------------
            Raw materials                 $   86,954       $   61,949
            Work-in-process                   94,295          111,961
            Finished goods                   446,290          347,150
                                             -------          -------
                                           $ 627,539        $ 521,060
                                             =======          =======

3.   Revenue Recognition

The Company derives most of its revenue from a combination of fees charged to accept waste materials and from the sale of its products. Revenue recognition of the fees charged to accept the waste material is deferred until the material is placed through the conversion process. Revenue is recognized for the sale of products upon shipment to customers.

For the three months ended September 30, 1997, 89.6% of the Company's revenue was derived from four major customers. Revenue generated from each of these customers amounted to $160,856, $52,266, $41,607, and $36,442 which represents 49.5%, 16.1%, 12.8%, and 11.2% of total revenue, respectively. For the three months ended September 30, 1996, 70.4% of the Company's revenue was derived from three major customers. Revenue generated from each of these customers amounted to $145,343, $62,039, and $34,979 which represents 42.2%, 18.0%, and 10.2% of total revenue, respectively.

4. Reserve for Disposal

Dunkirk International Glass and Ceramics Corporation ("Dunkirk"), the wholly-owned subsidiary of the Company, began accepting waste materials (primarily CRT glass) in early 1994. Upon accepting the waste materials, Dunkirk established a reserve for the potential disposal costs for the waste materials accepted, in the event that the conversion processes being developed were not successful. From July 1, 1996 to September 30, 1996, the Company increased the reserve by approximately $14,000. From July 1, 1997 to September 30, 1997, the Company decreased the reserve by approximately $62,000. The increases/decreases in the reserve, which substantially resulted from changes in the volume of inventory, have been charged/credited against operations. The Company intends to adjust the reserve when the conversion processes prove commercially successful.

5. Net Income (Loss) Per Common Share

The net income (loss) per common share is based on the net income (loss) attributable to common shareholders for the three-month period, divided by the weighted average number of common shares outstanding during the period (excluding 740,559 common shares that were deposited into escrow in connection with the Company's initial public offering, and including 1,023,054 shares of the Company's common stock into which the Company's original Series A Preferred Stock was converted upon the closing of the initial public offering). Common Stock equivalents such as stock options and warrants are included when their effect is not anti-dilutive. The weighted average number of common shares outstanding at September 30, 1997 and 1996 was 4,874,695 and 4,709,186, respectively. The discount on the issuance of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") represents the aggregate discount (difference) between the conversion price of the Preferred Stock and the fair market value of the Company's Common Stock on each of the issuance dates of the Preferred Stock by the Company in August and September 1997 (see Note 7).

6. Commitments and Contingencies

The Company is a party to litigation commenced by the Company in the Supreme Court of New York, County of Chautauqua, against a general contractor hired to construct an improved abrasives finishing area, which was a part of the Company's capital expansion program. The contractor commenced work in April 1995, but was asked to stop work in November 1995 following significant cost overruns, problems and delays in construction and disputes with the Company over the scope of the work to be performed by the contractor. The Company has served the contractor with its complaint, alleging, among other things, breach of contract, fraud and defamation, and seeks damages in excess of $1,000,000. The contractor has served an answer with affirmative defenses and counterclaims against the Company for breach of contract. The aggregate amount of the claims by the contractor against the Company is $483,000 plus interest.

The Company does not believe that there will be a material adverse outcome in the foregoing dispute.

7. Capital Stock

In August and September 1997, the Company sold 414,500 shares of Preferred Stock under a placement agency agreement for the private placement of the Preferred Stock. The net proceeds to the Company were $3,501,717 after deducting the placement agent commissions and expenses and other transaction expenses. The private placement consists of a minimum of 300,000 and a maximum of 500,000 shares of stock with an option for the placement agent to sell up to an additional 300,000 shares to cover over-allotments, if any, with a par value of $.001 per share and a stated value of $10 per share. Each share of Preferred Stock is initially convertible into eight shares of common stock at a conversion price of $1.25 per share, subject to adjustment based on the lesser of $1.25 and the prevailing average market price of the common stock immediately preceding any subsequent closing, if any. Commencing 12 months from the final closing of the private placement, the holders of the Preferred Stock are entitled to receive dividends payable in cash, or at the option of the Company, in additional shares of Preferred Stock at the rate of 10% per annum. The placement agent is entitled to receive a cash commission of 9% and a non-accountable expense allowance of 4% of the gross proceeds. The placement agent is also entitled to receive warrants to purchase shares of the Company's Preferred Stock equal to 10% of the total shares issued at an exercise price equal to 110% of the offering price of such shares.

In July and August 1997, the Company borrowed and repaid a total of $500,000 for working capital purposes, and in connection therewith, issued warrants to purchase 100,000 shares of Common Stock at an exercise price equal to $1 5/16.

In August 1997, The Company's Board of Directors authorized an increase of the authorized number of common shares of up to a minimum of 40 million shares and a maximum of 60 million shares, subject to the approval of the Company's stockholders.

8. Extraordinary Item

In September 1997, the holders of Dunkirk's $8,000,000 Chautauqua County Industrial Development Agency Solid Waste Disposal Facility Bonds (the "IDA Bonds") retired the IDA Bonds in exchange for a cash payment of $1,620,000 and the balance of the related debt service reserve fund of $194,000. The cash payment was made utilizing proceeds from the private placement discussed in Note 7 above. This retirement results in a net pretax gain to the Company of approximately $5,862,000 which is reported as an Extraordinary Item. To the extent that Dunkirk is deemed to be insolvent immediately prior to such repayment by an amount which equals or exceeds the amount of debt forgiveness, the Company will not recognize taxable income from such repayment; however, certain of Dunkirk's tax attributes (such as net operating loss carryforwards ("NOLs")) would be subject to reduction and would not be available to offset future income from operations, if any. For this purpose, the amount of insolvency is defined to be the excess of Dunkirk's liabilities over the fair value of its assets. An independent appraisal of the fair value of Dunkirk's assets has not been completed at this time to determine Dunkirk's solvency; however, the Company believes that Dunkirk was insolvent at the time of repayment, and accordingly has not recorded a tax provision on the Extraordinary Item. If Dunkirk is deemed to be solvent immediately prior to the time of the repayment, the Company will recognize taxable income for the debt forgiveness in its tax year ending June 30, 1998. The amount of such income may be offset by NOLs, subject to possible limitations as discussed below. Even if sufficient NOLs were available to offset such taxable income after such limitations, the Company may still be subject to alternative minimum tax.

The Company has federal NOLs that amounted to approximately $20.6 million at June 30, 1997, which expire between 2006 and 2012. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), utilization of NOLs is limited if there has been a change in control (ownership) of the Company. Although a comprehensive evaluation has not yet been performed, it is likely that due to prior shifts in ownership (the Dunkirk merger and the completion of the IPO) and the current shifts in ownership (the Preferred Stock offering), the Company's ability to utilize its NOLs could be severely limited.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     CONVERSION TECHNOLOGIES INTERNATIONAL, INC.


Dated:  December 19, 1997           /s/ William L. Amt
                                    --------------------------------------------
                                    William L. Amt
                                    President and Chief
                                    Executive Officer
                                    (principal executive officer)


Dated:  December  19, 1997          /s/ John G. Murchie
                                    --------------------------------------------
                                    John G. Murchie
                                    Controller (principal financial officer)